UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-40472

A2Z CUST2MATE SOLUTIONS CORP.

(Registrant)

1600-609 Granville Street

Vancouver, British Columbia V7Y 1C3 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

This Form 6-K (including exhibits thereto) is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 (File No. 333-271226), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On September 16, 2025, A2Z Cust2Mate Solutions Corp. (the “Company”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with Titan Partners Group LLC, a division of American Capital Partners LLC, as sole bookrunner (the “Underwriter”), relating to an underwritten public offering (the “Offering”) of 5,625,000 of its common shares, no par value per share (the “Common Shares”), with each Common Share sold at a public offering price of $8.00. The Company will also issue to the Underwriter five-year warrants (the “Representative Warrants”) to purchase up to 324,625 Common Shares with an exercise price of $10.00 per share. The Company also expects to pay certain non-US residents, not related to the underwriter, $553,000 cash fees in connection with the Offering.

The closing of the Offering is expected to take place on September 18, 2025, subject to the satisfaction of customary closing conditions. The Company estimates that the net proceeds from the Offering will be approximately $41.2 million, after deducting underwriting discounts and estimated offering expenses. The Company expects to use the net proceeds from the Offering for its continued development and expansion, including financing the mass manufacturing and deployment of smart carts, marketing and sales and expanding its retail media and data capabilities, and for working capital purposes.

The Common Shares in the Offering are offered by the Company pursuant to that certain Registration Statement on Form F-3 (File No. 333-271226), which was previously filed with the Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on April 21, 2023. A preliminary prospectus supplement was filed with the SEC on September 16, 2025, pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the ‘Securities Act”), and a final prospectus supplement relating to the Offering will be filed with the SEC. The Representative Warrants were issued in reliance on Section 4(a)(2) of the Securities Act.

The foregoing description of the Underwriting Agreement and the Representative Warrants does not purport to be complete and is qualified in its entirety by reference to the complete text of the Underwriting Agreement, and the Form of Representative Warrant, copies of which are filed as Exhibits 99.1, and 99.2, respectively, to this Report on Form 6-K and are incorporated by reference herein.

On September 16, 2025, the Company issued press releases announcing the launch and the pricing of the Offering, copies of which are filed as Exhibits 99.3 and 99.4, respectively, to this Report on Form 6-K and are incorporated by reference herein. The legal opinion of Bloch Legal relating to the issuance and sale of the Common Shares is filed as Exhibit 99.5 hereto.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Underwriting Agreement by and between the Company and Titan Partners Group LLC, dated January 27, 2025
99.2	Form of Representative Warrant
99.3	Launch Press Release, dated September 16, 2025
99.4	Pricing Press Release, dated September 16, 2025
99.5	Opinion of Bloch Legal

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A2Z CUST2MATE SOLUTIONS CORP.
(Registrant)

Date: September 18, 2025	By	/s/ Gadi Graus
Gadi Graus
Chief Executive Officer